Exhibit 99.1

i-80 GOLD CORP.
1100 Russell Street
Thunder Bay, Ontario
P7B 5N2

NOTICE OF ANNUAL MEETING OF SHAREHOLDERS

NOTICE IS HEREBY GIVEN that the annual meeting (the "Meeting") of the shareholders (the "Shareholders") of i-80 Gold Corp. (the "Corporation") will be held on Tuesday, May 9, 2023 at 4:00 p.m. (Toronto time) at the offices of Bennett Jones LLP located at One First Canadian Place, 100 King Street West, Suite 3400, Toronto, Ontario, M5X 1A4, for the following purposes:

1.	to receive the audited financial statements of the Corporation for the financial year ended December 31, 2022, together with the report of the auditor thereon;
2.	to set the number of directors of the Corporation at eight;
3.	to elect the directors of the Corporation for the ensuing year;
4.	to appoint the auditor of the Corporation for the ensuing year and to authorize the directors of the Corporation to fix the remuneration of the auditor; and
5.	to transact such other business as may properly be brought before the Meeting or any adjournment thereof.

Particulars of the foregoing matters are set forth in the accompanying management information circular (the "Circular"). Please review the Circular carefully and in full prior to voting in relation to the matters set out above as the Circular has been prepared to help you make an informed decision on such matters.

The board of directors of the Corporation has fixed the close of business on March 31, 2023, as the record date (the "Record Date") for the determination of Shareholders entitled to receive notice of, and to vote at, the Meeting. Only Shareholders whose names have been entered in the register of Shareholders as of the close of business on the Record Date will be entitled to receive notice of, and to vote at, the Meeting.

All Shareholders are urged to vote on the matters before the Meeting by proxy, which can be submitted electronically, by mail or by telephone as further described herein. The Corporation is offering Shareholders the option to listen to, but not participate or vote at, the Meeting by accessing the following URL https://app.webinar.net/AyeNd3zbxWk, or by dialing in at 1-416-764-8650 (Toronto) or 1-888-664-6383 (North American Toll Free). We ask that, in considering whether to attend the Meeting in person, Shareholders follow, among other things, the instructions of the Public Health Agency of Canada and any applicable additional provincial and local instructions. You should not attend the Meeting in person if you are experiencing any cold or flu-like symptoms. We reserve the right to take any additional precautionary measures that we deem appropriate in relation to the Meeting in response to any developments in respect of COVID-19. Changes to the Meeting date and/or means of holding the Meeting may be announced by way of press release, which would be filed on SEDAR (www.sedar.com) under the Corporation's issuer profile. Please monitor the Corporation's press releases and the Corporation's website for updated information up until the date of the Meeting. We do not intend to prepare an amended management information circular in the event of changes to the Meeting format.

Whether or not you are able to attend the Meeting, you are encouraged to provide voting instructions on the enclosed form of proxy as soon as possible. To be included at the Meeting, your completed and executed form of proxy must be received by TSX Trust Company, Suite 301, 100 Adelaide Street West, Toronto, Ontario, M5H 4H1, no later than 4:00 p.m. (Toronto time) on Friday, May 5, 2023 (or no later than 48 hours (excluding Saturdays, Sundays and holidays) prior to any reconvened Meeting in the event of an adjournment of the Meeting) or deposited with the Chairman of the Meeting prior to the commencement of the Meeting or any adjournment thereof. Voting instructions may also be provided by internet or facsimile by following the instructions on the form of proxy.

DATED at Thunder Bay, Ontario this 4th day of April, 2023.

BY ORDER OF THE BOARD
(Signed) "Ewan S. Downie"
Chief Executive Officer and Director